Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Finn & Emma, Inc
1275 Bloomfield Ave, bldg 5, unit 28 B
Fairfield, NJ 07004
www.finnandemma.com

Up to $1,234,999.08 in Non-Voting Common Stock at $2.17
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Finn & Emma, Inc
Address: 1275 Bloomfield Ave, bldg 5, unit 28 B, Fairfield, NJ 07004
State of Incorporation: DE
Date Incorporated: June 09, 2022

Terms:

Equity

Offering Minimum: $9,999.36 | 4,608 shares of Non-Voting Common Stock
Offering Maximum: $1,234,999.08 | 569,124 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $2.17
Minimum Investment Amount (per investor): $249.55

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 10% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 7% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 5% bonus shares

Amount-Based:

$250+ | Tier 1

Invest $250+ and receive $50 gift card

$500+ | Tier 2

Invest $500+ and receive $125 gift card

$1,000+ | Tier 3

Invest $1,000+ and receive $250 gift card

$2,500+ | Tier 4

Invest $2,500 + and receive $250 gift card + 10% lifetime discount + design your own graphic onesie!

$5,000+ | Tier 5

Invest $5,000+ and receive $250 gift card + 20% lifetime discount + design your family graphic set.

$10,000+ | Tier 6

Invest $10,000+ and receive $350 gift card + 25% lifetime discount + design your family graphic set.

$20,000+ | Tier 7

Invest $20,000 + and receive $500 gift card + 30% lifetime discount + design your own family tees + Best Sellers Gift Basket + Early Access to New Products

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Finn & Emma will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.17 / share, you will receive 110 Non-Voting Common Stock, meaning you'll own 110 shares for $217. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Finn & Emma, Inc. is a C-Corporation organized under the laws of the state of Delaware that makes and sells juvenile apparel, toys, and gear. The Company's business model consists of selling directly to the consumer through e-commerce and wholesale to stores focused on expecting and new moms. Our products are sold across the United States and abroad at stores like mom-and-pop shops or department stores as well as direct-to-consumer businesses online. The Company makes high-quality stylish items that are sustainably made and favorites among parents. We have an experienced and loyal team of professionals with many years of experience.

Finn & Emma, Inc. owns all the intellectual property and designs. Our trademarks are all owned by the company.

Finn & Emma, Inc. was initially organized as Finn & Emma, LLC, a NJ limited liability company in September 2011 and converted to a newly formed Deleware C-corporation on June 6, 2022.

Competitors and Industry

Industry

The global baby apparel market size was USD 62.04 billion in 2019 and is projected to reach USD 82.54 billion by 2027, exhibiting a CAGR of 4.2% during the forecast period.

Competitors

Finn + Emma has several major competitors in the baby products and apparel market. Some of the top competitors in our industry include: The Honest Company an organic diaper and baby skincare company that had $319 million in 2021 sales, and was valued at roughly $550 million as of February 2022. Burts Bee's is the industry leader in organic cotton children's clothing and also owns a significant market share due to its distribution in big box stores like Target. In late 2007, Clorox acquired Burt's Bees for a reported sum of $925 million USD.

We believe Finn + Emma® is well-placed to succeed in a market where health and social consciousness are more important to consumers than ever before. Furthermore, the influence of social media is being felt in buying habits as millennial parents are

constantly looking to stay on trend.

We feel that Finn + Emma's brand is positioned in this market as a leader in this space already Ahead of top brands such as H&M, and Gap. The only thing stopping Finn + Emma's fast growth is cash flow.

We have seen that the demand is there for a proven brand with strong products, processes, and people.

Current Stage and Roadmap

Currently, Finn + Emma is in the revenue growth stage.

We have seen a 54% growth in revenue from $2,477,696.00 in 2020 to $3,823,403.00 in 2021

We have been in the baby organic apparel market for ten years and have expanded our offering to organic and sustainable toys and gear successfully. We have seen year-over-year growth. We have a proven track record of expanding our distribution channels from wholesale to eCommerce as well as our product offering.

The Team

Officers and Directors

Name: Delia Elbaum

Delia Elbaum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 01, 2016 - Present
  Responsibilities: Day-to-day operations. Delia manages and provides leadership for the team. She makes decisions on marketing, production and distribution. Current salary is 95,000 - She has 23.89% Equity ownership

- **Position:** Board Member
  Dates of Service: June 01, 2017 - Present
  Responsibilities: Board

Name: Nicholas Williams

Nicholas Williams's current primary role is with retired.. Nicholas Williams currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member

Dates of Service: September 01, 2011 - Present
Responsibilities: Guidance and mentorship, Nick is currently not taking a salary.

- **Position:** Secretary
  Dates of Service: July 15, 2022 - Present
  Responsibilities: (f) Duties of Secretary. The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time - Nick is currently not taking a salary.

Name: Roger Dorf

Roger Dorf's current primary role is with retired.. Roger Dorf currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 01, 2010 - Present
  Responsibilities: Mentoring and guidance, Roger currently does not take a salary.

Name: Anna Schwengle

Anna Schwengle's current primary role is with Entrepreneur. Anna Schwengle currently services 0-2 hours a month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Board Member
  Dates of Service: September 01, 2011 - Present
  Responsibilities: board meetings, Anna is currently taking a salary of 30,000 a year. Anna has 28.23% equity ownership.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

StartEngine has investigated and subsequently cleared flags raised in Delia Elbaum's and Finn & Emma LLC's Bad Actor Check (BAC) results.

StartEngine has determined there is no investor concern related to the BAC results from Delia Elbaum and Finn & Emma LLC. The BAC results showed three civil cases, all of which have been resolved or dropped.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Finn & Emma Investment Partners, LLC (FEIP)	1,500,000	Voting Common Stock	50.0%
Anna Schwengle	1,300,000	Voting Common Stock	43.33%

The Company's Securities

The Company has authorized Non-Voting Common Stock, and Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 569,124 of Non-Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 7,000,000 with a total of 1,605,000 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 3,000,000 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

There are no material rights associated with Voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its

significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,605,000
  Use of proceeds: Negligible, employee shares
  Date: June 09, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,000,000
  Use of proceeds: Negligible, founder's shares and exchange for loan/services
  Date: June 09, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2021 compared to the year ended December 31, 2020

Revenue

Revenue for the fiscal year 2021 was $3,823,403, an increase of 54% over 2020 revenue figures of $2,477,696. This increase was a result of more focus on social media advertising and an increase in consumer activity online due to changes in the U.S. market.

Cost of sales

Cost of sales in 2021 was $1,221,833 compared to $949,907 in 2020. The percent of sales for 2020 was 38% which decreased into 2021 down to 32%. We attribute this change in Costs primarily to changes in freight and delivery to the end consumer. Our cost of materials remained fairly consistent in both years.

Gross margins

Gross profit increased by $1,073,781 from $1,527,789 in 2020 up to $2,601,570 in 2021.

This improved performance was caused by an increase in higher-margin direct-to-consumer sales and a decrease in lower-margin wholesale sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, and fees for professional services. Expenses in 2021 increased by $1,017,993 from 2020 with the majority of that expense increase coming from increased DTC marketing.

Historical results and cash flows:

The company has needed short-term financing to allow for the acquisition of inventory. The timeline associated with the purchase of inventory to delivery to the consumer has been historically very long (roughly 3 - 6 months) which has created a need for better terms on inventory financing. The interest costs related to these financials should not be considered as representative of what will occur in the future. Instead, we anticipate our interest expense being significantly reduced resulting in better net profit margins.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has been funded historically through shareholder loans totaling $3.2M. Additional funding of debt has been provided through the SBA totaling a balance of $570,249 at year-end 2021.

These capital sources do not provide any additional cash availability to the company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This campaign would allow for significant changes in debt-related costs. The company has focused on reducing the prior use of short-term debt. The campaign would allow for better terms on inventory acquisition and allow for a dramatic increase in marketing spending which has historically had a direct positive result on the operating income of the company.

Other capital resources available are very costly as it relates to interest expense.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company can continue as a going-concern without the campaign, however, this fund-raising effort will create a complete face-lift and improvement of the financial results.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We are a company that historically runs close to breakeven. We are able to adjust and shift in response to market conditions. Under current assumptions, we can operate at a $100k monthly expense and can produce Gross profits which result in a runway with infinite life. We have had this average burn rate for 3 years. The main factors in this run rate is operations (salaries) and advertising. In the case of challenges in the market we could decrease advertising expenses lowering the burn rate. However, in order for our company to experience the growth we hope for, we want to increase our marketing spending. Our maximum raise would give us at least a year of runway at our current spend.

How long will you be able to operate the company if you raise your maximum funding goal?

We are able to adjust and shift in response to market conditions. Under current assumptions, we can operate at a $100k monthly expense and can produce Gross profits which result in a runway with infinite life. We have had this average burn rate for 3 years. If we raise the maximum, we believe we would have the capital to operate indefinitely. This assumes our monthly spending would remain about the same. However we would like to increase our marketing which will increase revenue. This will increase our burn rate to 150,000 a month. Specifically adding to Advertising/Marketing. If we encounter challenges in the market we can pull back advertising and run at the run rate we currently have. However, in order for our company to experience the growth we hope for, we want to increase our marketing spending.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Not at this time.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $570,249.00
  Interest Rate: 3.75%

Maturity Date: January 01, 2052
NA

- **Creditor:** Finn & Emma Investment Partners, LLC
  Amount Owed: $2,992,809.00
  Interest Rate: 3.75%
  This loan accrues interest at 3.75%, are not collateralized, and are due upon liquidity event. Amount Outstanding: $2,992,809 Interest Rate: 3.75%

- **Creditor:** Delia Elbaum
  Amount Owed: $250,000.00
  Interest Rate: 3.75%
  Due Date: Upon liquidity event

- **Creditor:** Anna Schwengle
  Amount Owed: $42,000.00
  Interest Rate: 0.0%
  The Company has entered into a consulting agreement with a member as of July 1, 2019. The Company has agreed to pay the member a yearly consulting fee of $42,000, being paid out in bi-monthly payments at a rate of $1,750.

Related Party Transactions

- **Name of Entity:** Finn & Emma Investment Partners, LLC
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Amount Outstanding: $2,992,809 Interest Rate: 3.75%
  Material Terms: This loan accrues interest at 3.75%, are not collateralized, and are upon liquidity event

- **Name of Entity:** Delia Elbaum
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Amount: $250,000, 3.75% interest rate.
  Material Terms: Due Date: Upon liquidity event

- **Name of Entity:** Anna Schwengle
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company has entered into a consulting agreement with a member as of July 1, 2019. The Company has agreed to pay the member a yearly consulting fee of $42,000, being paid out in bi-monthly payments at a rate of $1,750.
  Material Terms: Amount: $42,000

Valuation

Pre-Money Valuation: $9,992,850.00

Valuation Details:

Finna & Emma, Inc. ("Finn & Emma," "Finn & Emma" or the "Company") determined its pre-money valuation based on an analysis of the following factors.

Finn and Emma Valuation Methodology

We looked at valuation multiples from similar-stage companies and averaged them to result in a multiple of 5.1 X Revenue.

We Multiplied 2021 revenues of $3,820,000 by 5.1. The result is a valuation of Finn and Emma in the Range of $18M to $20M.

In addition, we had information provided to us by Live Oak Ventures on 56 transactions in the baby care products industry over the last 2 years (globally).

Globally there were 56 transactions. The Live Oak Ventures report resulted in:

1. TEV/Rev: 5.63X - avg across all 56 transactions.

2. Comparable transaction: Skip Hop (child care products: diaper bags, clothes, etc): Acquired for $150M on $10.2M in Revenue: 14.7X

We believe Finn and Emma is:

1. One of the most recognized Brands in the market - social media: 213K followers;

2. A company with organic reach from social media over 38.5M impressions;

3. A diversified juvenile lifestyle brand with product lines that includes gear, apparel, decor and toys; and

4. A company with a high number of repeat customers: 24.39%

The Total Addressable Market (TAM) for our products is about $18B. Finn & Emma believes it can capture 0.05% of the TAM for the baby care products industry, justifying the ~$10M valuation.

Taking into consideration all these factors and based on the fact that we are still an early-stage company, we have conservatively set our pre-money valuation at around $10M.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has two classes of Common Stock (Voting + Non-Voting) authorized and

outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  94.5%
  We would purchase high demand products to fulfill customer demand.

If we raise the over allotment amount of $1,234,999.08, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  We will scale social media marketing that is getting great ROAS.

- *Inventory*
  60.0%
  We will buy in demand inventory that customers are asking for.

- *Working Capital*
  14.5%
  Ensure our company has the operations infrastructure to handle the increase in sales.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.finnandemma.com (finnandemma.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/finnemma

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Finn & Emma, Inc

[See attached]

FINN & EMMA, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020

TABLE OF CONTENTS

SQUIRE
HIGHER PERSPECTIVE

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Finn & Emma, LLC

We have reviewed the accompanying financial statements of Finn & Emma, LLC (the Company) which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations and changes in members' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Finn & Emma, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Squire + Company, PC

Orem, Utah
September 29, 2022

o 1329 South 800 East, Orem, UT 84097 // p 801.225.6900 // w squire.com

FINN & EMMA, LLC
BALANCE SHEETS
December 31, 2021 and 2020

		2021		2020
ASSETS				
Current Assets:				
Cash and cash equivalents	$	7,885	$	12,995
Inventories		522,150		172,335
Prepaid expenses and other current assets		2,170		54,681
Total current assets	$	532,205	$	240,011
LIABILITIES AND MEMBERS' DEFICIT				
Current Liabilities:				
Accounts payable	$	22,200	$	27,200
Sales tax payable		-		9,386
Current portion of notes payable		333,327		38,404
Total current liabilities		355,527		74,990
Long-Term Liabilities:				
Notes payable, net of current portion		528,124		564,893
Loans from shareholders		3,242,809		3,117,199
Total long-term liabilities		3,770,933		3,682,092
Total liabilities		4,126,460		3,757,082
Members' Deficit		(3,594,255)		(3,517,071)
Total liabilities and members' deficit	$	532,205	$	240,011

See accompanying notes and independent accountant's review report.

FINN & EMMA, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S DEFICIT
Years Ended December 31, 2021 and 2020

	2021	2020
Revenue, net	$ 3,823,403	$ 2,477,696
Cost of Revenue:		
Direct materials and labor	819,087	630,952
Freight and delivery	397,619	315,075
Other	5,127	3,880
Total cost of revenue	1,221,833	949,907
Gross Profit	2,601,570	1,527,789
Operating Expenses:		
Selling expenses	754,374	364,159
General and administrative	1,408,087	795,438
Total operating expenses	2,162,461	1,159,597
Operating Income	439,109	368,192
Other Income (Expense):		
Other income	1,616	370
Interest expense	(479,408)	(299,268)
Total other expense	(477,792)	(298,898)
Net Income (Loss)	(38,683)	69,294
Member's Deficit at Beginning of the Year	(3,517,071)	(3,239,371)
Member Distributions	(38,501)	(346,994)
Member's Deficit at End of the Year	$ (3,594,255)	$ (3,517,071)

See accompanying notes and independent accountant's review report.

FINN & EMMA, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities:		
Net income (loss)	$ (38,683)	$ 69,294
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Inventories	(349,815)	(4,000)
Prepaid expenses and other current assets	52,511	(37,382)
Accounts payable	(5,000)	(21,000)
Sales tax payable	(9,386)	4,078
Total adjustments	(311,690)	(58,304)
Net cash provided by operating activities	(350,373)	10,990
Cash Flows from Financing Activities:		
Proceeds from issuance of notes payable	258,154	-
Principal payments on notes payable	-	(1,036,794)
Proceeds from issuance of related party notes payable	125,610	1,352,633
Distributions	(38,501)	(346,994)
Net cash provided (used) by financing activities	345,263	(31,155)
Net Change in Cash and Cash Equivalents	(5,110)	(20,165)
Cash and Cash Equivalents at Beginning of Year	12,995	33,160
Cash and Cash Equivalents at End of Year	$ 7,885	$ 12,995

See accompanying notes and independent accountant's review report.

NOTE 1 – THE COMPANY

Finn & Emma, LLC (the Company) is a designer and manufacturer of premium organic infant and toddler clothing, toys, and accessories.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Financial Condition

For the year ended December 31, 2021, the Company incurred a net loss of $38,683. The Company had an accumulated members' deficit of $3,594,255 and $3,517,071 at December 31, 2021 and 2020, respectively. The Company had negative cash flows from operations during the year ended December 31, 2021. To date, the Company's operations have been principally financed from proceeds from the issuance of members' equity, member payables, and cash generated from product sales. The Company is actively pursuing a strategy to raise capital while driving increases in product sales. The financial statements do not include any adjustments that might result from the outcome of the uncertainty surrounding management's ability to grow the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories consists of finished goods of their organic cotton infant and toddler clothing and toys made from untreated Indian hardwood or hand-knit with organic cotton yarn.

Prepaid Expenses and Other Current Assets

The Company has made payments for inventory, deposits, and other assets that will be received, consumed, or used in a future period. These items are recorded at cost.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These differences may be material.

Revenue Recognition

The Company has adopted ASU 2014-09, Revenue from Contracts with Customers, and its various updates, or Topic 606, and recognizes revenue according to the following steps: (1) identification of the contract with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract and (5) recognition of revenue when, or as, the company satisfies a performance obligation.

The Company's primary source of revenue is from the sale of premium organic infant and toddler clothing, toys, and accessories. The Company recognizes revenue when a product is shipped, which is when title passes to customers. The Company generally requires cash or credit card payment at the point of sale. Amounts collected and remitted from credit card companies are generally received within a few days of purchase and are included in cash and cash equivalents.

Income Taxes

The Company is not a taxpaying entity for income tax purposes, and thus, no income tax expense has been recorded in the statement of operations. Income is passed through to the members' individual tax return. The Company files income tax returns in the U.S. federal and various state jurisdictions. Returns are generally open to examination three years after they are filed.

The Company evaluates all significant tax positions as required by the accounting principles generally accepted in the United States of America. As of December 31, 2021, the Company does not believe that it has taken positions that would require the recording of an additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year.

The federal and state income tax returns of the Company for 2019 through 2021 remain subject to examination by the IRS and state taxing agencies.

Advertising

Advertising costs are expensed as incurred and totaled $753,952 and $358,599 for the years ended December 31, 2021 and 2020, respectively.

Recent Accounting Guidance

In February 2016, the FASB updated the accounting guidance related to leases as part of a joint project with the International Accounting Standards Board ("IASB") to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under the new guidance, a lessee will be required to recognize assets and liabilities for capital and operating leases with lease terms of more than 12 months. Additionally, this update will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. The standard is effective for the Company beginning January 1, 2022. Management is currently evaluating the potential impact this new standard may have on the financial statements.

NOTE 3 – INVENTORIES

Inventories consists of the following as of December 31, 2021 and 2020:

	2021	2020
Inventory - finished goods	$ 457,153	$ 172,335
Supplier deposits	64,997	-
Total inventories	$ 522,150	$ 172,335

NOTE 4 – NOTES PAYABLE

Notes payable consists of short-term notes payable that totaled $333,327 and $38,404, and long-term notes payable that totaled $528,124 and $564,893 for the years ended December 31, 2021 and 2020, respectively. The notes accrue interest at interest rates from 3.75% to 4.45% and are due starting in 2022 through 2052.

Future maturities of notes payable as of December 31, 2021, are as follows:

Year Ending December 31,		
2022	$	384,281
2023		55,450
2024		57,948
2025		60,557
2026		63,285
Thereafter		239,930
Total		861,451
Less current portion		333,327
Notes payable, net of current portion	$	528,124

NOTE 5 – RELATED PARTY TRANSACTIONS

Loans from Shareholders

The Company has loans from shareholders totaling $3,242,809 and $3,117,199 for the years ended December 31, 2021 and 2020, respectively. These loans accrue interest at 3.75% and 6%, are not collateralized, and are due in 2023.

Related Party Agreements

The Company has entered into a consulting agreement with a member as of July 1, 2019. The Company has agreed to pay the member a yearly consulting fee of $42,000, being paid out in bi-monthly payments at a rate of $1,750.

The Company entered into a one-year joint venture agreement with The Andrew Frank Group as of 2020 for the limited purpose of selling certain organic children's clothing products and accessories, branded with Jamie-Lynn Sigler's name and likeness. The Company is responsible for 100% of the costs and expenses of this joint venture. The agreement has yet to result in any significant activity.

Unit Appreciation Rights

The Company has granted Unit Appreciation Rights to certain key owners and employees of the company that vest upon a liquidation event. Management has not recorded any amount for these rights since the current expected value of the Company is uncertain and subject to high volatility. Unit Appreciation Rights would approximate 92% of the Company's value if a liquidation event was triggered.

NOTE 6 – SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest totaled $479,408 and $299,268 for the years ended December 31, 2021 and 2020, respectively. No cash was paid for income taxes for the years ended December 31, 2021 and 2020, respectively.

NOTE 7 – CONCENTRATIONS

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by Federal Deposit Insurance Corporation (FDIC) up to $250,000 for each financial institution. As of December 31, 2021, the Company had no excess of FDIC-insured limits. Historically, the Company has not experienced any loses in such accounts.

NOTE 8 – OPERATING LEASES

The Company has entered an agreement to lease a garment printer as of April 17, 2020. The terms are monthly payments of $401 for 60 months.

The Company has a building lease that expires April 30, 2025. Monthly payments are approximately $40,000 per year including common area expenses.

Minimum future lease obligations are as follows:

Year Ending December 31,		
2022	$	44,346
2023		45,283
2024		46,226
2025		1,604
	$	137,459

NOTE 9 – SUBSEQUENT EVENTS

On March 1, 2022, a member loaned the Company $300,000 to be paid by December 31, 2022, at 3.6% per annum non compounded. Subsequent events have been evaluated through September 29, 2022, the date these financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Finn & Emma

Organic Baby Toys, Gear, and Apparel


finn
+
emma
Organic clothes and toys for babies, toddlers, and families

Website | Fairfield, NJ | FASHION & APPAREL

Finn + Emma is helping families live more sustainably with our organically-made baby and toddler apparel, gear, and toys. We eliminate all toxic chemicals from our classic and contemporary designs. For ten years, we have successfully built a loyal community of over 218,000 followers and 24% repeat customers. With more demand than we can currently satisfy, there are long wait lists for some of our key products.

$0.00 raised

0 Investors	$9.99M Valuation
$2.17 Price per Share	$249.55 Min. Investment
Common Shares Offered	Equity Offering Type
$1.23M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Our products!** Our diversified product line of apparel, gear, toys, and decor features sophisticated, whimsical organic designs free of toxic chemicals.

- **A growing company in a huge market.** 24% of our customers return for repeat purchases, positioning us as a brand of choice in the $135.5 billion global baby apparel market.*

- **Our reputation speaks for itself.** We have been named as one of the top 3 baby apparel brands, featured in Vogue, What to Expect, and The Bump. Our products can be found in Buy Buy Baby, Anthropologie, Macy's, Amazon, Pottery Barn, and many more.

**Information from Grand View Research (Source)*

OVERVIEW

Bringing Style and Sustainability to Families


Every product is a unique, thoughtful design made to be heirloom quality.

At Finn + Emma, we understand that having a child is a milestone moment that inspires reflection about lifestyle choices and priorities. Since our founding in 2011, we have earned the trust of parents and gift-givers by designing children's clothing, toys, and gear that are organic, sustainable, beautiful, and comfortable. After being featured in numerous magazines and selling our products in major retailers across the country, we are ready to expand.

THE PROBLEM & OUR SOLUTION

Eliminating Harmful Chemicals from Children's Products


Children
are grown
organically.
Why add
chemicals
now?

The use of chemicals such as phthalates, parabens, formaldehyde, toxic glues and lacquers, rayon, BPA, and benzyl acetate has become widespread in baby products (Source). These chemicals have been linked to asthma, obesity, learning disabilities, autism, and diabetes in infants (Source | Source | Source).

WHAT MAKES US DIFFERENT

100% ORGANIC | HEIRLOOM QUALITY | DESIGN CONSCIOUS | EHTICALLY MADE

Our eye-catching designs stand out from the crowd. Each collection puts a unique spin on a concept, whether based on a current trend or beloved baby classic. They photograph well and look great online.

Our adherence to certified manufacturing processes takes the worry out of buying baby products and gifts for your loved ones. We manufacture all of our clothes and products with quality and sustainable materials to be G.O.T.S.- certified organic. Our range of products are stylish, contemporary, and adorable, featuring whimsical design choices and heirloom-quality construction. We offer a variety of products, such as soft, cuddly clothes, handmade toys, and our new chemical-free play mats and rockers.

THE MARKET & OUR TRACTION

A Loyal Customer Base in a Fast-Growing Market

The global baby apparel market is valued at $135.5 billion as of 2021 (Source). Meanwhile, the sustainable fashion market is predicted to grow from $6.3 billion in 2019 to $8.2 billion by 2023 (Source). 53% of consumers prefer green or sustainable products, and 75% say they are willing to pay more for them (Source).

Our Distributors

macy's | bloomingdales | amazon

POTTERY BARN | buy buy BABY

BARNES&NOBLE | ANTHROPOLOGIE

We have been featured in numerous publications as one of the top baby apparel brands, including Vogue. We have grown a community of 218,000 social media followers, with an organic reach of over 38.5 million. Our commitment to aesthetic design with non-toxic, sustainable materials has earned us an impressive customer retention rate of 24%.



"Love this cute shirt! It's a fun way to celebrate having a sibling. Seems to be just right sizing - my son is 16 mo, but tall for his age."

★★★★★



"Every clothing item we've ordered from Finn & Emma has been superb quality. So soft and cute. This is another gender neutral shirt we will keep for little brother to eventually wear! Love it."

★★★★★



"Love the set. My 3 yr old (her big sister) has same dress and both have jacket as well. Beautiful. Really shows off their blue eyes!"

★★★★★



"Baby isn't here yet, but I already adore these sweet toys! I bought multiple ones to hang from the car seat, stroller, & just for photos."

★★★★★

**The above testimonials may not be representative of the opinions of experts or the experiences of other customers and is not a guarantee of future performance or success.*

WHY INVEST

Helping Little Ones Grow up Healthy, Comfortable, and Adorable


Join us as we seek to lead a revolution toward sustainability in the multi-billion dollar baby apparel market.

Finn + Emma is there for the moments that matter most for families. We envision ourselves leading the sustainability and organic children's market with our innovative designs. Our success with this approach has created more demand than we can satisfy, with long wait lists for some of our leading products.



We love style as much as we love sustainability, and in the land of Finn + Emma, there's no reason to choose between the two. With an established community of loyal customers and a line of diverse products featuring sustainable, organic manufacturing and beautiful designs, we are ready to deliver wellness-based options to parents everywhere. Help us provide healthy, beautiful baby products that moms can trust and enjoy. We hope to welcome you into our growing family of investors.

Meet Our Team



Delia Elbaum

CEO

Delia has 18 years of sales management experience with a focus in the baby space bringing start up businesses to the next level. Before joining us, she worked for Aden + Anais, where she grew revenue from $1M to $30M in 3 years. A proactive and collaborative leader, she is committed to turning our brand into a household name.



Roger Dorf

Board Member

Roger retired as VP and GM of the Broadband Wireless Business Unit at Cisco Systems in 2009. He was appointed to that role in 2007 when Cisco acquired Navini Networks where he had been CEO. Previously he was CEO of Promatory Communications, which was acquired by Nortel Networks for $790 million in 2000. Prior to that he held executive positions at IBM and AT&T. Roger works 1-2 hours a week with Finn + Emma.



Anna Schwengle

Founder and Board Member

When Anna was 23 She sold everything she had and moved from Berlin to NYC with nothing but an old suitcase, a cardboard box, and a whole lot of blind optimism. There she started working with a variety of companies ranging from Oshkosh to J.Crew Crewcuts to Ralph Lauren and many more.

Over the years she saw how the demand for organic baby clothing was quickly growing but the market offered barely any options. She decided to change that. So she took that optimism she's known for, turned her dining room table into an office, and googled how to write a business plan. Voila, Finn + Emma was born. Anna works 1-2 hours a week with Finn + Emma.



Nicholas Williams

Board Member and Corporate Secretary

Nick is a graduate of the United States Naval Academy at Annapolis (1970) and a former Marine Corps aviator. He has worked for IBM, AT&T, and Tellabs (VP of International Operations). Nick was the CEO of Premisys when it sold for $250M in 2000. From 2003 to 2005, he served as Deputy Assistant Secretary for Operations at the US Treasury. Nick works 2-3 hours a week with Finn + Emma.



Dave Willson

CFO

Dave is our Chief Financial Officer. He has 15 years of accounting finance and advisory experience.He has a BA in Accounting from the University of Utah and an MS in Information Management from University of Texas at Dallas. Dave has also started, run and sold successful companies across the retail, service, consumable and food industries. Dave works with Finn + Emma 3-4 hours a week.



Megan Hartley

Head of Sourcing and Production

Megan has 30 years of experience in sourcing and product development. Before joining us, she ran her own design agency where she worked with the Best at Block Corporation and PVH. At Finn + Emma, she negotiates terms, maintains a consistently punctual production schedule, sources factories for products, and manages compliance with regulations. Megan works with Finn + Emma 35 hours a week.



Marybeth Pasquariello

Head of Operations

Marybeth has over 21 years of experience in human resources and operations.



Maya Heenan

Design Director

Maya got her BA from Irvine University in Fine Arts. She got her masters from the Fashion Institute of Technology (FIT). Maya has her finger on the pulse of trends and baby fashion. Creating the best selling collections for Finn + Emma. Maya works with Finn + Emma 30 hours a week.



Issy Piraino

Wholesale Sales Manager

Experienced National Account Manager with a demonstrated history of working in the organic baby apparel and toy industry. Sales professional with strong communication, interpersonal, organizational and presentation skills. Very creative, enjoy developing promotions and writing effective correspondence. Master of Arts focused on Advertising from S.I. Newhouse School of Public Communications at Syracuse University. Issy works with Finn + Emma 30 hours a week.



Jessica Alvarez

Systems Admin and Warehouse Manager

Jessica has been with Finn + Emma for 6 years starting in the warehouse and quickly taking over all systems, inventory and warehouse management.

Offering Summary

Company	Finn & Emma, Inc
Corporate Address	1275 Bloomfield Ave, bldg 5, unit 28 B, Fairfield, NJ 07004
Offering Minimum	$9,999.36
Offering Maximum	$1,234,999.08
Minimum Investment Amount (per investor)	$249.55

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 4,608

Maximum Number of Shares Offered : 569,124

Price per Share : $2.17

Pre-Money Valuation : $9,992,850.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 10% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 7% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 5% bonus shares

Amount-Based:

$250+ | Tier 1

Invest $250+ and receive $50 gift card

$500+ | Tier 2

Invest $500+ and receive $125 gift card

$1,000+ | Tier 3

Invest $1,000+ and receive $250 gift card

$2,500+ | Tier 4

Invest $2,500 + and receive $250 gift card + 10% lifetime discount + design your own graphic onesie!

$5,000+ | Tier 5

Invest $5,000+ and receive $250 gift card + 20% lifetime discount + design your family graphic set.

$10,000+ | Tier 6

Invest $10,000+ and receive $350 gift card + 25% lifetime discount + design your family graphic set.

$20,000+ | Tier 7

Invest $20,000 + and receive $500 gift card + 30% lifetime discount + design your own family tees + Best Sellers Gift Basket + Early Access to New Products

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Finn & Emma will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.17 / share, you will receive 110 Non-Voting Common Stock, meaning you'll own 110 shares for $217. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Welcome to the land of Finn + Emma. We ae an organic family lifestyle brand making baby and toddler gear, apparel and toys

We live in the balance of stylish and sustainable. Classic and contemporary, whimsical and sophisticated

Here boring designs and toxic chemicals are a thing of the past while modern colors, fresh prints and heirloom quality is abundant

Since 2011 we have made beautiful organic baby apparel, toys and gear that have been used by new mama's or gifted by grandparents. Aunts and Uncles and friends.

We are a well known brand amongst expectant moms and have been featured in countless magazines, gift guides and have a following of hundreds of thousands on social media.

Since the 1950's chemicals have become more widespread. Today they are used in millions of consumer products including food, clothes, cosmetics, cleaning products and even BABY PRODUCTS

The majority of these have never been tested for safety and have been linked to the rise of non-communicable diseases in infants such as:

asthma,

obesity,

learning disabilities,

autism,

and diabetes.

There are a lot of bad toxic baby products. Made with cheap and fast materials. This makes it really hard for new families to find products that are not only beautiful but they can trust to be safe for their babies and home.

The solution

Finn + Emma is a place moms and gift givers can go that they can trust that the product is safe. Made with only the best materials and still looks beautiful.

All good stuff.

For your baby

For your family

For your home

Why invest in Finn + Emma?

The global baby apparel market size was USD 62.04 billion in 2019 and is projected to reach USD 82.54 billion by 2027.

We believe, Finn + Emma® is well placed to succeed in a market where health and social consciousness is more important to consumers than ever before

Parents are seeking out brands that are beautiful and healthy. Like ours.

We can boast Year over year growth even during Covid.

Our products have been sold in:

Buy Buy Baby

Anthropologie

Macy's

Bloomingdales

Amazon

Barnes and Noble

Pottery Barn

And thousands of mom and pop specialty stores.

As well as our own website direct to the consumer.

New consumer behaviors show that people are making decisions based on their values. Sustainable brands perform 120% better on the stock market.

Whether its sustainability, women majority owned business, organic, or high quality products. Finn +Emma fits the bill.

_________ Testimonials #1 _________

"Ok so a friend of mine introduced me to this amazing brand at a baby shower. Love it, so cute. Quality is amazing, its super soft. My favorite is the prints. They are so whimsical. They look great on my boys. Would look great on girls as well. Look how cute. They even make toys. That match the clothes. And I have started collecting them. My boys love these. Look how cute and amazing."

_________ Testimonials #2 _________

So we just got some stuff in from Finn + Emma. And I absolutely love this brand. First of all, Its super cute, little Halloween outfit. And I love that it is organic so for baby's sensitive skin you don't have to worry about it aggravating their skin. And it's also sustainable. So it is great for the environment. It is definitely my go to for baby gifts and for my own girls. It's just so cute."

According to Shopify's 2021 Future of Commerce report, 53% of consumers prefer green or sustainable products and 75% say they would pay more for environmentally friendly products.

It feels good!

Investors can put their capital to work in a way that positively influences society

Now you can own a piece of the company that growing families are turning to.

We will get our products in front of Parents, Caretakers and Grandparents everywhere.

We will also continue to do what we do best. We will make new, innovative, organic baby and family products that moms can enjoy and trust.

We are Finn + Emma and we hope to see YOU on our growing list of investors.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.